UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-09971	                                  5/31/2001

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

BBH High Yield Fixed Income Portfolio
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4. Address of principal executive office (number,street,city,state,zip code):



63 Wall Street, New York, New York 10005
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT






INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Trustees of:

BBH European Equity Portfolio
BBH Pacific Basin Equity Portfolio
BBH U.S. Equity Portfolio
BBH Dow Jones Islamic Market Index Portfolio
BBH High Yield Fixed Income Portfolio
BBH International Equity Portfolio
BBH Broad Market Fixed Income Portfolio
BBH Global Equity Portfolio
BBH Money Market Portfolio
The 59 Wall Street Inflation-Indexed Securities Fund
(a series of The 59 Wall Street Fund, Inc.)
The 59 Wall Street Tax-Efficient Equity Fund
(a series of The 59 Wall Street Fund, Inc.)
The 59 Wall Street Tax Exempt Money Fund
(a series of The 59 Wall Street Trust)
The 59 Wall Street U.S. Treasury Money Fund
(a series of The 59 Wall Street Trust)
The 59 Wall Street Tax Free Short/Intermediate Fixed Income Fund
(a series of The 59 Wall Street Trust)


We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that BBH European Equity Portfolio, BBH Pacific Basin Equity Portfolio, BBH U.S. Equity Portfolio, BBH Dow Jones Islamic Market Index Portfolio, BBH High Yield Fixed Income Portfolio, BBH International Equity Portfolio, BBH Broad Market Fixed Income Portfolio, BBH Global Equity Portfolio, BBH Money Market Portfolio, The 59 Wall Street Inflation-Indexed Securities Fund, The
59 Wall Street Tax-Efficient Equity Fund, The 59 Wall Street Tax Exempt Money Fund, The 59 Wall Street U.S. Treasury Money Fund and The 59 Wall Street Tax Free Short/Intermediate Fixed Income Fund (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of
May 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2001, and with respect to agreement of security purchases and sales, for the period from October 31, 2000 (the date of our last examination) through May 31, 2001:

1. Count and inspection of all securities located in the vault of the Custodian in Boston without prior notice to management;

2.  Confirmation of all securities held in book entry form by The
Depository Trust Company, Federal Reserve Bank of New York and various sub-custodians;

3. Reconciliation of all such securities to the books and records of the Funds and the Custodian;

4. Agreement of a sample of security purchases and sales or maturities for the period from October 31, 2000 (the date of our last examination) through May 31, 2001 from the books and records of the Funds to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


August 30, 2002

DELOITTE & TOUCHE
Boston, Massachusetts







August 30, 2002

Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


I, as a member of management of BBH European Equity Portfolio, BBH Pacific Basin Equity Portfolio, BBH U.S. Equity Portfolio, BBH Dow Jones Islamic Market Index Portfolio, BBH High Yield Fixed Income Portfolio, BBH International Equity Portfolio, BBH Broad Market Fixed Income Portfolio, BBH Global Equity Portfolio, BBH Money Market Portfolio, The 59 Wall Street Inflation-Indexed Securities Fund, The
59 Wall Street Tax-Efficient Equity Fund, The 59 Wall Street Tax Exempt Money Fund, The 59 Wall Street U.S. Treasury Money Fund and The 59 Wall Street Tax Free Short/Intermediate Fixed Income Fund (the "Funds") am responsible for complying with the requirements of subsections (b) and
(c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I am also responsible for establishing and maintaining effective internal controls over compliance with those requirements. I have performed an evaluation of the Funds compliance with the requirements of subsections
(b) and (c) of rule 17f-2 as of May 31, 2001, and from October 31, 2000 through May 31, 2001.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001, and October 31, 2000 through May 31, 2001, with respect to securities reflected in the investment account of the Funds.

ON BEHALF OF:
BBH European Equity Portfolio
BBH Pacific Basin Equity Portfolio
BBH U.S. Equity Portfolio
BBH Dow Jones Islamic Market Index Portfolio
BBH High Yield Fixed Income Portfolio
BBH International Equity Portfolio
BBH Broad Market Fixed Income Portfolio
BBH Global Equity Portfolio
BBH Money Market Portfolio
The 59 Wall Street Inflation-Indexed Securities Fund
The 59 Wall Street Tax-Efficient Equity Fund
The 59 Wall Street Tax Exempt Money Fund
The 59 Wall Street U.S. Treasury Money Fund
The 59 Wall Street Tax Free Short/Intermediate Fixed Income Fund


Michael D. Martins
Vice President and Treasurer